SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

American Bonanza Gold Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

024638108
(CUSIP Number)

August 26, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 024638108	13G/A	Page 2 of 12 Pages

1.	Names of Reporting Persons East Hill Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 024638108	13G/A	Page 3 of 12 Pages

1.	Names of Reporting Persons East Hill Hedge Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 024638108	13G/A	Page 4 of 12 Pages

1.	Names of Reporting Persons East Hill Holding Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 024638108	13G/A	Page 5 of 12 Pages

1.	Names of Reporting Persons Landon T. Clay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 024638108	13G/A	Page 6 of 12 Pages

1.	Names of Reporting Persons LTC Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,875,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,875,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 024638108	13G/A	Page 7 of 12 Pages

Item 1(a).       Name of Issuer:

  American Bonanza Gold Corp.

Item 1(b).       Address of Issuer’s Principal Executive Offices:

  Suite 305 - 675 West Hastings Street,
  Vancouver, British Columbia, Canada, V6B 1N2

Item 2(a).       Name of Person Filing:

  This Statement is filed on behalf of each of the following persons:

  (1)      East Hill Management Company, LLC (“EHMC”) (the investment adviser of EHHF (as defined below) and certain other entities holding common shares of the Issuer)

  (2)      East Hill Hedge Fund, LLC (“EHHF”)

  (3)      East Hill Holding Company, LLC (“EHHC”) (the managing member of EHMC and the managing member of East Hill Advisors, LLC, which in turn is the managing member of EHHF)

  (4)      Landon T. Clay (the sole member and manager of EHHC and sole shareholder of LTC Corp.)

  (5)      LTC Corp.

Item 2(b).       Address of Principal Offices or, if None, Residence:

  The address of each Reporting Person is:

  10 Memorial Boulevard, Suite 902
  Providence, RI  02903-1152

Item 2(c).       Citizenship:

  EHMC is a Delaware limited liability company.

  EHHF is a Delaware limited liability company.

  EHHC is a Delaware limited liability company.

  Landon T. Clay is a United States citizen.

  LTC Corp. is a Delaware corporation.

Item 2(d).       Title of Class of Securities:

  Common shares, without par value

Item 2(e).       CUSIP Number:

  024638108

CUSIP No. 024638108	13G/A	Page 8 of 12 Pages

Item 3.		If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________________________________________

Item 4.            Ownership.

(a)      Amount beneficially owned:

EHMC, EHHF, and Landon T. Clay disposed of their entire position in the Issuer as of August 26, 2011 and no longer directly own any common shares of the Issuer.

LTC Corp. directly owns 1,875,000 common shares of the Issuer.  As the sole shareholder of LTC Corp., Landon T. Clay may also be deemed to beneficially own the common shares of the Issuer beneficially owned by LTC Corp.

(b)      Percent of class:

LTC Corp. owns approximately 1.0% of the Issuer’s common shares.

Reference is made to Item 4(a) above as to the Issuer’s common shares beneficially owned by LTC Corp. that may, under applicable regulatory definitions, be deemed to be beneficially owned by Landon T. Clay.  All percentages reported herein are based on 180,220,772 common shares of the Issuer outstanding as of May 21, 2011 as reported in the Issuer’s Proxy Statement filed with the British Columbia Securities Commission on May 25, 2011.

(c)      Number of shares as to which such person has:

(i)              Sole power to vote or direct the vote:

CUSIP No. 024638108	13G/A	Page 9 of 12 Pages

EHMC:	0

EHHF:	0

EHHC:	0

Landon T. Clay:	0

LTC Corp.:	1,875,000

(ii)      Shared power to vote or direct the vote:

EHMC:	0

EHHF:	0

EHHC:	0

Landon T. Clay:	0

LTC Corp.:	0

(iii)     Sole power to dispose or to direct the disposition of:

EHMC:	0

EHHF:	0

EHHC:	0

Landon T. Clay:	0

LTC Corp.:	1,875,000

(iv)      Shared power to dispose or to direct the disposition of:

EHMC:	0

EHHF:	0

EHHC:	0

Landon T. Clay:	0

LTC Corp.:	0

Reference is made to Item 4(a) above as to the Issuer’s common shares beneficially owned by LTC Corp. that may, under applicable regulatory definitions, be deemed to be beneficially owned by Landon T. Clay.

Item 5.            Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 024638108	13G/A	Page 10 of 12 Pages

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 024638108	13G/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2011
(Date)

EAST HILL MANAGEMENT COMPANY, LLC
	By:	EAST HILL HOLDING COMPANY, LLC, its sole member

By:	/s/ Landon T. Clay
Landon T. Clay
Chairman and Managing Member

EAST HILL HEDGE FUND, LLC
	By:	EAST HILL ADVISORS, LLC, its Managing Member
		By:	EAST HILL HOLDING COMPANY, LLC, its sole member

		By:	/s/ Landon T. Clay
Landon T. Clay
Chairman and Managing Member

EAST HILL HOLDING COMPANY, LLC

By:	/s/ Landon T. Clay
Landon T. Clay
Chairman and Managing Member

LANDON T. CLAY

/s/ Landon T. Clay

LTC CORP.

By:	/s/ Landon T. Clay
Landon T. Clay
President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 024638108	13G/A	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit	Description

*	Joint Filing Agreement, dated as of May 20, 2010, by and among East Hill Management Company, LLC, East Hill Hedge Fund, LLC, East Hill Holding Company, LLC, Landon T. Clay and LTC Corp.

*Included as an exhibit to the Schedule 13G/A filed on May 20, 2010.